Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the nine-month periods ended September 30, 2018 and 2017. Unless otherwise specified herein, references to the “Company,” “we” or “our” shall include PYXIS TANKERS INC. and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim consolidated financial statements as of September 30, 2018 and for the nine-month periods ended September 30, 2018 and 2017, and the accompanying notes thereto, included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 23, 2018 (the “2017 Annual Report”).

Forward-Looking Statements

Our disclosure and analysis herein pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements. All statements herein that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions (including piracy), pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the product tanker industry, statements about shipping market trends (including charter rates and factors affecting supply and demand), our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under “Item 3. Key Information – D. Risk Factors” of the 2017 Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

●	the length and number of off-hire periods and dependence on third-party managers; and

●	other factors discussed under “Item 3. Key Information – D. Risk Factors” of the 2017 Annual Report.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Overview

We are PYXIS TANKERS INC., a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. We currently own, directly or indirectly, 100% ownership interest in the following six vessel-owning companies:

●	SECONDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Secondone”);
●	THIRDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Thirdone”);
●	FOURTHONE CORPORATION LTD, established under the laws of the Republic of Malta (“Fourthone”);
●	SIXTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Sixthone”);
●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”); and
●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone,” and collectively with Secondone, Thirdone, Fourthone, Sixthone and Seventhone, the “Vessel-owning companies”).

The Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels, as listed below:

Vessel-owning company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Secondone	05/23/2007	Northsea Alpha	8,615	2010	05/28/2010
Thirdone	05/23/2007	Northsea Beta	8,647	2010	05/25/2010
Fourthone	05/30/2007	Pyxis Malou	50,667	2009	02/16/2009
Sixthone	01/15/2010	Pyxis Delta	46,616	2006	03/04/2010
Seventhone	05/31/2011	Pyxis Theta	51,795	2013	09/16/2013
Eighthone	02/08/2013	Pyxis Epsilon	50,295	2015	01/14/2015

Secondone, Thirdone and Fourthone were initially established under the laws of the Republic of the Marshall Islands, under the names SECONDONE CORP., THIRDONE CORP. and FOURTHONE CORP., respectively. In March and April 2018, these vessel-owning companies completed their re-domiciliation under the jurisdiction of the Republic of Malta, and were renamed as mentioned above. For more information, please refer to Notes 1 and 7 to our unaudited interim consolidated financial statements for the nine-month periods ended September 30, 2018 and 2017, included elsewhere herein.

Vessel Management

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of the Marshall Islands, which is beneficially owned by Mr. Valentios (“Eddie”) Valentis, our Chairman, Chief Executive Officer and Class I Director, provides certain ship management services to the Vessel-owning companies, including but not limited to chartering, sale and purchase, insurance, operations, dry-docking and construction supervision, for a fixed daily fee per vessel.

With effect from the delivery of each vessel, the crewing and technical management of the vessels were contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM continues by its terms until it is terminated by either party. The ship-management agreements may be cancelled by us for any reason at any time upon three months’ advance notice.

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Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

Revenues

We generate revenues by chartering our vessels for the transportation of petroleum products and other liquid bulk items, such as organic chemicals and vegetable oils. Revenues are generated primarily by the number of vessels in our fleet, the number of voyage days employed and the amount of daily charter hire earned under vessels’ charters. These factors, in turn, can be affected by a number of decisions by us, including the amount of time spent positioning a vessel for charter, dry-dockings, repairs, maintenance and upgrading, as well as the age, condition and specifications of our ships and supply and demand factors in the product tanker market. At September 30, 2018, all of the vessels in our fleet were employed in the spot market. Revenues from time charter agreements providing for varying daily rates are accounted for as operating leases and thus are recognized on a straight line basis over the term of the time charter as service is performed. Revenue under spot charters is recognized from loading of the current spot charter to discharge of the current spot charter as discussed below. Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. The vessel owner generally pays commissions on both types of charters on the gross charter rate.

As of January 1, 2018, we adopted Accounting Standard Update (“ASU”) 2014-09 “Revenue from Contracts with Customers (Topic 606)”. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. We analyzed our contacts with charterers and determined that our spot charters fall under the provisions of ASC 606, while our time charter agreements are lease agreements that contain certain non-lease elements.

We elected to adopt ASC 606 by applying the modified retrospective transition method, recognizing the cumulative effect of adopting this guidance as an adjustment to the 2018 opening balance of retained earnings. As of December 31, 2017, there were no vessels employed under spot charters and as a result, we have not included any adjustments to the 2018 opening balance of retained earnings and prior periods were not retrospectively adjusted. We also assessed whether any adjustment should be recorded with respect to the revenues for non-lease components from our time charter agreements and concluded that since the performance obligation for these services is satisfied over time, no adjustment is required.

We assessed our contract with charterers for spot charters during the nine-month period ended September 30, 2018 and concluded that there is one single performance obligation for each of our spot charters, which is to provide the charterer with a transportation service within a specified time period. In addition, we have concluded that spot charters meet the criteria to recognize revenue over time as the charterer simultaneously receives and consumes the benefits of our performance. The adoption of this standard resulted in a change whereby our method of determining proportional performance from discharge-to-discharge (assuming a new charter has been agreed before the completion of the previous spot charter) to load-to-discharge. This resulted in no revenue being recognized from discharge of the prior spot charter to loading of the current spot charter and all revenue being recognized from loading of the current spot charter to discharge of the current spot charter. This change results in revenue being recognized later in the voyage, which may cause additional volatility in revenues and earnings between periods. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the spot charter. We have determined that demurrage represents variable consideration and we estimate demurrage at contract inception using either the expected value or most likely amount approaches. Such estimate is reviewed and updated over the term of the spot charter. As of the balance sheet date, demurrage income was not material.

Under a spot charter, we incur and pay for certain voyage expenses, primarily consisting of brokerage commissions, port and canal costs and bunker consumption, during the spot charter (load-to-discharge) and during the ballast voyage (discharge-to-discharge, assuming a new charter has been agreed before the completion of the previous spot charter). Before the adoption of ASC 606, all voyage expenses are expensed as incurred, except for brokerage commissions. Brokerage commissions are deferred and amortized over the related voyage period in a charter to the extent revenue has been deferred since commissions are earned as revenues are earned. Under ASC 606 and after implementation of ASC 340-40 “Other assets and deferred costs” for contract costs, incremental costs of obtaining a contract with a customer and contract fulfillment costs, should be capitalized and amortized as the performance obligation is satisfied, if certain criteria are met. We assessed the new guidance and concluded that voyage costs during the ballast voyage should be capitalized and amortized over the spot charter, consistent with the recognition of voyage revenues from spot charter from load-to-discharge, while voyage costs incurred during the spot charter should be expensed as incurred. As of September 30, 2018, deferred contract fulfillment costs were not material. With respect to incremental costs, we have selected to adopt the practical expedient discussed above and any incremental costs will be expensed as incurred, for spot charters that do not exceed one year.

In addition, pursuant to this standard, as of January 1, 2018, we elected to present Voyage revenues net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter. Since address commissions represent a discount (sales incentive) on services rendered by us and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue in the accompanying unaudited interim consolidated statements of comprehensive loss included elsewhere herein. In this respect, for the nine-month period ended September 30, 2017, Voyage revenues and Voyage related costs and commissions each decreased by $0.2 million. This reclassification has no impact on our consolidated financial position and results of operations for any of the periods presented.

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We do not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less, in accordance with the optional exception in ASC 606.

In February 2016, Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, “Leases (Topic 842)”, which was amended and supplemented by ASU 2017-13, ASU 2018-01 and ASU 2018-11. The new lease standard does not substantially change lessor accounting. ASC 842 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. Entities are also provided with practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases. In addition, the new standard (i) provides entities with an additional (and optional) transition method to adopt the new leases standard, under which an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers' requests and (ii) provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if both of the following are met: (a) The timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (b) The lease component, if accounted for separately, would be classified as an operating lease. If the non-lease component or components associated with the lease component are the predominant component of the combined component, an entity is required to account for the combined component in accordance with ASC 606. Otherwise, the entity should account for the combined component as an operating lease in accordance with ASC 842.

We elected to early adopt ASC 842 as of September 30, 2018. We selected the optional transition method and adopted the standard by using the modified retrospective method. We also selected to apply all the practical expedients discussed above. In this respect no cumulative-effect adjustment recognized to the 2018 opening balance of retained earnings. We assessed our new time charter contracts within the period under the new guidance and concluded that these contracts contain a lease with the related executory costs (insurance), as well as non-lease elements to provide other services related to the operation of the vessel, with the most substantial service being the crew cost to operate the vessel. We concluded that the criteria for not separating lease and non-lease components of its time charter contracts are met, since (i) the time pattern of recognizing revenues for crew and other services for the operation of the vessels, is similar to the time pattern of recognizing rental income, (ii) the lease component of the time charter contracts, if accounted for separately, would be classified as an operating lease, and (iii) the predominant component in its time charter agreements is the lease component. In this respect, we account for the combined component as an operating lease in accordance with ASC 842. The early adoption of ASC 842 had no effect on our consolidated financial position and results of operations for the nine-month period ended September 30, 2018.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunker (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuation in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts orders, repairs that are not covered under insurance policies and lubricant prices.

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Spot Charters

Generally, a spot charter refers to a contract to carry specific cargo for a single voyage, which generally lasts from several days to three months. Spot charters typically involve the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms, and the vessel owner is paid on a per-ton basis. Under a spot charter, the vessel owner is responsible for the payment of all expenses including its capital costs, voyage expenses (such as port, canal and bunker costs) and vessel operating expenses. Fluctuations in spot charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes at a given port.

Voyage Related Costs and Commissions

We incur voyage related costs for our vessels operating under spot charters, which mainly include port and canal charges and bunker expenses. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on spot charters because these expenses are for the account of the vessel owner. All voyage related costs are expensed as incurred, as discussed above. The amount of brokerage commissions payable, if any, depends on a number of factors, including, among other things, the number of shipbrokers involved in arranging the charter and the amount of commissions charged by brokers related to the charterer. Commissions are deferred and amortized over the related voyage period in a charter to the extent revenue has been deferred since commissions are earned as revenues are earned.

Vessel Operating Expenses

We incur vessel operating expenses for our vessels operating under time and spot charters. Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

The primary components of general and administrative expenses consist of the annual fee payable to Maritime for the administrative services under our head management agreement, which includes the services of our senior executive officers and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of NASDAQ, board of directors compensation and investor relations.

Management Fees

We pay management fees to Maritime and ITM for commercial and technical management services, respectively for our vessels. These services include: obtaining employment for our vessels and managing our relationships with charterers; strategic management services; technical management services, which include managing day-to-day vessel operations, ensuring regulatory and classification society compliance, arranging our hire of qualified officers and crew, arranging and supervising dry-docking and repairs and arranging insurance for vessels; and providing shoreside personnel who carry out the management functions described above.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimate the residual values of our vessels to be $300 per lightweight ton.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. We have also incurred interest expense in relation to the $5.0 million promissory note we issued in favor of Maritime Investors Corp. (“Maritime Investors”), a corporation controlled by our Chief Executive Officer, Mr. Valentis. Except for the interest payments under our promissory note that are based on a fixed rate, the interest rate under our debt agreements is linked to the three month LIBOR rate. In order to hedge our variable interest rate exposure, on January 19, 2018, we, via one of our vessel-owning subsidiaries, purchased an interest rate cap with one of our lenders for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022. In the future, we may consider the use of additional financial hedging products to further limit our interest rate exposure.

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Selected Information

Our selected consolidated financial and other data for the nine months ended September 30, 2017 and 2018 and as of September 30, 2018, presented in the tables below, have been derived from our unaudited interim consolidated financial statements and notes thereto included elsewhere herein. Our selected consolidated financial data as of December 31, 2017, presented in the tables below have been derived from our audited financial statements and notes thereto, included in our 2017 Annual Report.

Statements of Comprehensive Loss Data	Nine Months ended September 30,
(In thousands of U.S. Dollars, except per share data)	2017	2018
Voyage revenues	$22,328	$20,982
Voyage related costs and commissions	(6,597)	(8,783)
Vessel operating expenses	(9,414)	(9,468)
General and administrative expenses	(2,276)	(1,793)
Management fees, related parties	(532)	(538)
Management fees, other	(697)	(697)
Depreciation and amortization of special survey costs	(4,218)	(4,207)
Vessel impairment charge	—	(1,543)
Bad debt provisions	(231)	(13)
Gain from debt extinguishment	—	4,306
Gain from financial derivative instrument	—	12
Interest and finance costs, net	(2,157)	(3,032)
Net loss	$(3,794)	$(4,774)

Loss per common share, basic and diluted	$(0.21)	$(0.23)

Weighted average number of shares, basic and diluted	18,277,893	20,877,893

Balance Sheets Data	December 31,	September 30,
(In thousands of U.S. Dollars)	2017	2018

Total current assets	$3,895	$11,967
Total other non-current assets	5,144	4,333
Total fixed assets, net	115,774	110,112
Total assets	124,813	126,412
Total current liabilities	12,531	18,813
Total non-current liabilities	64,126	64,217
Total stockholders’ equity	$48,156	$43,382

Statements of Cash Flows Data	Nine Months ended September 30,
(In thousands of U.S. Dollars)	2017	2018

Net cash provided by operating activities	$5,563	$3,232
Net cash provided by / (used in) investing activities	—	—
Net cash (used in) / provided by financing activities	(5,742)	948
Change in cash and cash equivalents and restricted cash	$(179)	$4,180

	Nine Months ended September 30,
	2017	2018
Ownership days (1)	1,638	1,638
Available days (2)	1,638	1,602
Operating days (3)	1,470	1,355
Utilization % (4)	89.7%	84.6%
Daily time charter equivalent rate (5)	$10,701	$9,003
Average number of vessels (6)	6.0	6.0
Number of vessels at period end	6	6
Weighted average age of vessels (7)	6.6	7.6

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(1)	Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.
(2)	Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels should be capable of generating revenues.
(3)	Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.
(5)	Daily time charter equivalent (“TCE”) rate is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is calculated by dividing voyage revenues after deducting voyage expenses, including commissions, by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and bunker costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.
(6)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.
(7)	Weighted average age of the fleet is the sum of the ages of our vessels, weighted by the dead weight tonnage (“dwt”) of each vessel on the total fleet dwt.

The following table reflects the calculation of our daily TCE rates for the nine-month periods ended September 30, 2017 and 2018:

	Nine Months ended September 30, (thousands of U.S. Dollars, except for operating days and daily TCE rates)
	2017	2018
Voyage revenues	$22,328	$20,982
Voyage related costs and commissions	(6,597)	(8,783)
Time charter equivalent revenues	$15,731	$12,199

Operating days for fleet	1,470	1,355

Daily TCE rate (1)	$10,701	$9,003

(1) Subject to rounding.

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The following table reflects the daily TCE rate, daily operating expenses (“Opex”) and utilization rate on a per vessel type basis for the nine-month periods ended September 30, 2017 and 2018:

(Amounts in U.S. Dollars)		Nine Months Ended September 30,
		2017	2018
Eco-Efficient MR2: (2 of our vessels)
	TCE	13,057	10,303
	Opex	5,836	6,044
	Utilization %	92.7%	90.2%
Eco-Modified MR2: (1 of our vessels)
	TCE	12,634	11,925
	Opex	6,562	6,435
	Utilization %	91.9%	86.9%
Standard MR2: (1 of our vessels)
	TCE	11,921	9,019
	Opex	5,835	5,893
	Utilization %	98.9%	94.5%
Small Tankers: (2 of our vessels)
	TCE	6,172	5,831
	Opex	5,207	5,133
	Utilization %	81.1%	73.1%
Fleet: (6 vessels)
	TCE	10,701	9,003
	Opex	5,747	5,780
	Utilization %	89.7%	84.6%

Results of Operations

Nine months ended September 30, 2018 and 2017

The average number of vessels in our fleet was 6.0 for the nine months ended September 30, 2018 and 2017.

●	Voyage revenues: Voyage revenues of $21.0 million for the nine months ended September 30, 2018, representing a decrease of $1.3 million, or 6.0%, from $22.3 million in the comparable period in 2017. The decrease in gross voyage revenues during the first nine months of 2018 was primarily due to lower TCE rates, as well as to a decrease in total operating days attributed to increased idle days for our vessels between spot charter employments and dry-docking days.

●	Voyage related costs and commissions: Voyage related costs and commissions of $8.8 million for the nine months ended September 30, 2018, representing an increase of $2.2 million, or 33.1%, from $6.6 million in the comparable period in 2017. The increase was primarily attributed to greater spot charter activity, which incurs voyage costs.

●	Vessel operating expenses: Vessel operating expenses of $9.5 million for the nine months ended September 30, 2018, representing a slight increase of less than $0.1 million, or 0.6%, from $9.4 million in the comparable period in 2017.

●	General and administrative expenses: General and administrative expenses of $1.8 million for the nine months ended September 30, 2018, representing a decrease of $0.5 million, or 21.2%, from $2.3 million in the comparable period in 2017. The decrease in general and administrative expenses was substantially attributed to the one-off expenses of $0.3 million that were incurred in the second quarter of 2017 relating to the public equity offering that was terminated in July 2017, as well as to improved cost efficiencies.

●	Management fees: For the nine months ended September 30, 2018, management fees payable to Maritime, our ship manager, and ITM, our fleet’s technical manager, of $1.2 million in the aggregate, remained flat compared to the nine months ended September 30, 2017.

●	Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the nine months ended September 30, 2018, remained relatively flat compared to the same period in 2017.

●	Depreciation: Depreciation of $4.1 million for the nine months ended September 30, 2018, remained relatively flat compared to the same period in 2017.

●	Vessel impairment charge: Vessel impairment charge of $1.5 million (non-cash) for the nine months ended September 30, 2018, relates to the write down of the carrying amounts of Northsea Alpha and Northsea Beta to their fair values. There was no such charge recorded in the comparable period in 2017.

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●	Bad debt provisions: Bad debt provisions of less than $0.1 million for the nine months ended September 30, 2018, compared to $0.2 million for the nine months ended September 30, 2017, represented a decrease in doubtful trade accounts receivable recognized within the period.

●	Gain from debt extinguishment: Gain from debt extinguishment of $4.3 million for the nine months ended September 30, 2018, relates to the refinancing of existing indebtedness of Secondone, Thirdone and Fourthone with a new 5-year secured term loan, finalized in the first quarter of 2018. Approximately $4.3 million was written-off by the previous lender at closing, which was recorded as gain from debt extinguishment in 2018. There was no such gain recorded in the comparable period in 2017.

●	Gain from financial derivative instrument: The gain from financial derivative instrument for the nine months ended September 30, 2018, relates to the net gain from the change in fair value of the interest rate cap. We did not enter into such instrument during the comparable period in 2017.

●	Interest and finance costs, net: Interest and finance costs, net, of $3.0 million for the nine months ended September 30, 2018, represented an increase of $0.9 million, or 40.6%, from $2.2 million in the comparable period in 2017. The increase was mainly attributed to the increase of the LIBOR-based interest rates applied to our outstanding loans, as well as the write-off of the unamortized deferred financing costs following the refinancing and extinguishment of the existing indebtedness of Secondone, Thirdone, Fourthone and Eighthone as discussed herein.

Cash Flows

Our principal sources of funds for the nine months ended September 30, 2018, have been our cash inflows from the operation of our fleet, inflows from the refinancing of existing indebtedness, as well as cash inflows from the increase in balances due to Maritime. Our principal uses of funds have been working capital requirements and principal and interest payments on our debt agreements. Cash and cash equivalents as of September 30, 2018, amounted to $7.4 million, compared to $1.7 million as of December 31, 2017. We define working capital as current assets minus current liabilities. We had a working capital deficit of $6.8 million as of September 30, 2018, compared to the working capital deficit of $8.6 million as of December 31, 2017. The decrease in our working capital deficit was mainly due to an increase in cash and cash equivalents of $5.7 million, a $3.1 million decrease in the current portion of long-term debt, net of deferred financing costs, current, following the refinancing of the existing indebtedness of Secondone, Thirdone, Fourthone and Eighthone, as discussed below, a $1.4 increase in trade receivables, net, and an aggregate increase of $0.9 million in the remaining current assets, net of the remaining current liabilities, partially offset by an increase in balances due to related parties of $5.3 million and a $4.0 million increase in trade accounts payable.

Operating Activities

●	Net cash provided by operating activities was $3.2 million for the nine months ended September 30, 2018, compared to $5.6 million for the nine months ended September 30, 2017. The decrease in our net cash from operating activities was mainly due to a decrease in voyage revenues, net of voyage related costs and commissions of $3.5 million, a decrease in cash inflows from changes in trade receivables, net, of $1.8 million, an increase in cash paid for interest and finance costs, net, of $0.7 million and a decrease in cash inflows from changes in other assets and liabilities that in aggregate amounted to $2.7 million, partially offset by an increase in cash inflows from changes in balances due to related parties of $1.5 million, a decrease in cash outflows from changes in trade accounts payable of $4.4 million and a decrease in general and administrative expenses of $0.5 million.

Investing Activities

●	There was no net cash provided by or used in investing activities for both of the nine-month periods ended September 30, 2018 and 2017.

Financing Activities

●	Net cash provided by financing activities was $0.9 million for the nine-month period ended September 30, 2018, which mainly reflects the proceeds from new secured term loans of $44.5 million, in the aggregate, following the refinancing of the existing indebtedness of Secondone, Thirdone, Fourthone and Eighthone, as discussed herein, partially offset by long-term debt repayments of $42.6 million incurred within the period and the payment of financing costs of $0.9 million. Net cash used in financing activities was $5.7 million for the nine-month period ended September 30, 2017, which reflects the long-term debt repayments of $5.6 million incurred within the period and the payment of financing costs of $0.2 million.

9

Debt Agreements

For information relating to our debt agreements, please see Note 7 to our financial statements included in our 2017 Annual Report for the year ended December 31, 2017 and Note 7 to our unaudited interim consolidated financial statements for the nine-month periods ended September 30, 2018 and 2017 included elsewhere herein.

Liquidity and Capital Resources

Our principal sources of liquidity are cash flows from operations, borrowings from loans, short-term advances and long-term borrowings from related parties, and proceeds from issuances of equity. In the future, we may also pursue the selective sale of vessels and further issuances of equity and/or issuances of debt. We expect that our future liquidity requirements will relate primarily to:

●	payments of interest and other debt-related expenses and the repayment of principal on our loans;

●	vessel acquisitions;

●	our operating expenses, including dry-docking and special survey costs; and

●	maintenance of cash reserves to provide for contingencies and to adhere to minimum liquidity for loan covenants.

We expect to rely upon operating cash flows from the employment of our vessels on spot and time charters and amounts due to related parties, long-term borrowings and the proceeds from future equity and debt offerings to fund our liquidity and capital needs and implement our growth plan. As of September 30, 2018, we had a working capital deficit of $6.8 million. We considered such deficit in conjunction with the future market prospects and potential future financings. As of the filing date of this report, we believe that we will be in a position to cover our liquidity needs through the next 12-month period and will be in compliance with the financial and security collateral cover ratio covenants under our existing debt agreements. To the extent we acquire additional vessels, we will need to rely on new debt, proceeds from future securities offerings and/or cash flows from operations to meet our liquidity needs.

Our business is capital intensive and our future success will depend on our ability to maintain a high-quality fleet through the acquisition of modern tanker vessels and the selective sale of older tanker vessels. We may pursue a sale or other long-term strategy such as a bareboat charter agreement with purchase option or commitment for the Northsea Alpha and the Northsea Beta. These acquisitions and disposals will be principally subject to management’s expectation of future market conditions, our ability to acquire and dispose of tanker vessels on favorable terms as well as access to cost-effective capital on reasonable terms.

We do not intend to pay dividends to the holders of our shares in the near future and expect to retain our cash flows primarily for the payment of vessel operating costs, dry-docking costs, debt servicing and other obligations, general corporate and administrative expenses, and reinvestment in our business (such as to fund vessel or fleet acquisitions), in each case, as determined by our board of directors.

On March 7, 2017, we agreed with Maritime Investors to extend the maturity of our promissory note, at same terms and at no additional cost. The maturity of the promissory note, as amended, was January 2019. On December 29, 2017, the promissory note was amended and restated, pursuant to which (i) the outstanding principal balance increased from $2.5 million to $5.0 million, (ii) the maturity date was extended to June 15, 2019, and (iii) the fixed interest rate was increased to 4.00% per annum, payable only in cash. In exchange for entering into the third amendment, we reduced the outstanding balance due to Maritime by $2.5 million. In addition, on June 29, 2018, we entered into an amendment to the promissory note, pursuant to which (i) the maturity date was extended to March 31, 2020, and (ii) the fixed interest rate was increased to 4.5% per annum, effective from July 1, 2018 until maturity.

On June 6, 2017, the lender of Sixthone and Seventhone agreed to extend the maturity of its respective loans from September 2018 to September 2022 under the same applicable margin, but with an extended amortization schedule. The aggregate outstanding balance of these loans as of September 30, 2018 of $20.8 million is scheduled to be repaid in 16 equal quarterly installments of $0.65 million each and a balloon payment of $10.4 million.

On December 6, 2017, we entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which we, in a private placement, agreed to issue and sell to the Investors an aggregate of 2,400,000 shares of our common stock at a price per share of $2.00 (the “Private Placement”). The Private Placement closed on December 8, 2017, resulting in gross proceeds of $4.8 million, before deducting placement offering expenses of approximately $0.5 million, which were used for general corporate purposes, including the repayment of outstanding indebtedness. On December 19, 2017, we filed with the SEC a registration statement on Form F-3 to register for resale the shares of common stock issued under the Purchase Agreement, which was declared effective on January 3, 2018.

10

On February 2, 2018, we filed with the SEC a registration statement on Form F-3 (the “Shelf Registration Statement”), under which we may sell from time to time common stock, preferred stock, debt securities, warrants, purchase contracts and units, each as described therein, in any combination, in one or more offerings up to an aggregate dollar amount of $100.0 million. In addition, the selling stockholders referred to in the registration statement may sell in one of more offerings up to 5,233,222 shares of our common stock from time to time as described therein. The registration statement was declared effective by the SEC on February 12, 2018. On March 30, 2018, we filed a prospectus supplement to the Shelf Registration Statement related to an at-the-market program (“ATM Program”) under which we may, from time to time, issue and sell shares of our common stock up to an aggregate offering of $2.3 million through a sales agent as either agent or principal. As of September 30, 2018, we have not sold any shares under the ATM Program.

On February 28, 2018, we refinanced existing indebtedness of $26.9 million under the Secondone, Thirdone and Fourthone loan agreements with a new 5-year secured loan of $20.5 million and cash of $2.1 million. The remaining balance of approximately $4.3 million was written-off by the previous lender at closing, which was recorded as gain from debt extinguishment in the first quarter of 2018. The new loan bears interest at LIBOR plus a margin of 4.65% per annum, and matures in February 2023. The loan is repayable in quarterly installments and a balloon payment. Standard loan covenants include, among others, a minimum loan to value ratio and liquidity. As a condition subsequent to the execution of this loan agreement, the borrowers, Secondone, Thirdone and Fourthone, were required to complete all required procedures for their re-domiciliation to the jurisdiction of the Republic of Malta by May 1, 2018. The relevant re-domiciliations were completed by April 2018.

On September 27, 2018, Eighthone, our vessel owning subsidiary that owns the Pyxis Epsilon, entered into a new $24.0 million loan agreement for the purpose of refinancing the outstanding indebtedness under the previous loan facility. The new facility matures in September 2023 and is secured by a first priority mortgage over the vessel, general assignment covering earnings, insurances and requisition compensation, an account pledge agreement and a share pledge agreement concerning the respective vessel-owning subsidiary and technical and commercial managers’ undertakings. The new loan facility bears an interest rate of 11.0% per annum and incurs fees due upfront and upon early prepayment or final repayment of outstanding principal. The principal obligation amortizes in 18 quarterly installments starting in March 29, 2019, equal to the lower of $0.4 million and excess cash computed through a cash sweep mechanism, plus a balloon payment due at maturity. The facility also imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal. After repayment of existing loans, the new 5-year secured loan provided us approximately $7.3 million of additional liquidity for general corporate purposes.

Including our promissory note of $5.0 million, as of September 30, 2018, we had $68.4 million of outstanding indebtedness, net of deferred financing costs. As of September 30, 2018, the ratio of our total liabilities to market value adjusted total assets was 70%, or 5% higher than the required threshold under the loan agreement with one of our lenders. This requirement is only applicable in order to assess whether the relevant two vessel-owning companies are entitled to distribute dividends to Pyxis. Other than the above, we were in compliance with all of our financial and security cover ratio covenants. In addition, we had no amount available to be drawn down with respect to our existing loan agreements.

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate is generally linked to the three-month LIBOR rate. In order to hedge our variable interest rate exposure, on January 19, 2018, we, via one of our vessel-owning subsidiaries, purchased an interest rate cap with one of our lenders for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022. In the future, we may consider the use of additional financial hedging products to limit our interest rate exposure.

11

Make-Whole and Put Right

The Make-Whole Right is defined in Section 4.12(a) of the Agreement and Plan of Merger, dated as of April 23, 2015 and as thereafter amended between the Company, Maritime Technologies Corp., LookSmart, Ltd. (“LS”) and LookSmart Group, Inc. (the “Merger Agreement” and the transactions contemplated therein, the “Merger”). Pursuant to the Make-Whole Right, if Pyxis conducts an offering of its common stock or a sale of Pyxis and/or substantially all of its assets (either, a “Future Pyxis Offering”) at a price per share (the “New Offering Price”) that is less than $4.30 following the Merger, then a LS stockholder of record on April 29, 2015, who on the date of the consummation of a Future Pyxis Offering continues to hold Pyxis common shares that the LS stockholder received in connection with the Merger (the “MWR Holder”), is entitled to receive in Pyxis common shares the difference between the New Offering Price and $4.30 (i.e., the Make-Whole Right) per Pyxis common share still held by such MWR Holder. Under Section 4.12(d) of the Merger Agreement, the Make-Whole Right applies only to the first Future Pyxis Offering following the closing of the Merger, provided that such Future Pyxis Offering results in gross proceeds to Pyxis of at least $5 million (excluding the proceeds from any shares purchased by certain affiliates). In December 2017, Pyxis completed a common stock offering (the “Offering”), which resulted in gross proceeds of $4.8 million. The Offering qualified as a Future Pyxis Offering and thus, the Make-Whole Right is no longer available.

The Put Right is defined in Section 4.12(c) of the Merger Agreement. Pursuant to the Put Right, if a Future Pyxis Offering has not occurred within three (3) years of the closing date of the Merger (i.e., by October 28, 2018), each MWR Holder may, at its option following written notice to Pyxis, require that Pyxis purchase a pro rata amount of Pyxis common stock from such MWR Holder (based on the total amount of shares of Pyxis common stock held by all MWR Holders) that will result in, among other things, an amount of gross proceeds not to exceed an aggregate of $2 million (i.e., the Put Right). As discussed above, in December 2017 Pyxis completed the Offering, which qualified as a Future Pyxis Offering and accordingly, the Put Right is no longer available to MWR Holders.

Recent Developments

For information relating to our recent developments, please refer to section “Liquidity and Capital Resources” above and to Note 13 to our unaudited interim consolidated financial statements as of September 30, 2018 and for the nine-month periods ended September 30, 2018 and 2017 included elsewhere herein.

Fleet Information (as of November 13, 2018)

			Carrying			Charter	Anticipated
			Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Vessel type	(dwt)	Built	Charter	(per day) (1)	Date
Pyxis Epsilon	SPP / S. Korea	MR	50,295	2015	Time	$13,350	Jan. 2019
Pyxis Theta (2)	SPP / S. Korea	MR	51,795	2013	Time	$13,800	Apr. 2019
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Spot	n/a	n/a
Pyxis Delta	Hyundai / S. Korea	MR	46,616	2006	Time	$12,800	Mar. 2019
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			216,635

(1)	This table shows gross rates and does not reflect any commissions payable
(2)	Upon redelivery from current spot employment (December 2018), Pyxis Theta is fixed on a time charter for about 6 months +/- 45 days in charterers’ option, at $13,800 per day with earliest redelivery in April 2019

During the third quarter of 2018, the Pyxis Theta had her first special survey that lasted 14 days and resulted in $0.3 million incurred dry-docking costs.

12

PYXIS TANKERS INC.

F-1

PYXIS TANKERS INC.

Consolidated Balance Sheets

As of December 31, 2017 and September 30, 2018 (unaudited)

(Expressed in thousands of U.S. Dollars, except for share and per share data)

	Notes	December 31, 2017	September 30, 2018
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$1,693	$7,383
Restricted cash, current portion		141	-
Inventories	4	1,016	1,920
Trade accounts receivable, net		703	2,077
Prepayments and other assets		342	587
Total current assets		3,895	11,967

FIXED ASSETS, NET:
Vessels, net	5, 10	115,774	110,112
Total fixed assets, net		115,774	110,112

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion		4,859	3,490
Financial derivative instrument	10	-	59
Deferred charges, net	6	285	784
Total other non-current assets		5,144	4,333
Total assets		$124,813	$126,412

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current	7	$7,304	$4,227
Trade accounts payable		2,293	6,276
Due to related parties	3	2,125	7,471
Accrued and other liabilities		809	839
Total current liabilities		12,531	18,813

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs, non-current	7	59,126	59,217
Promissory note	3	5,000	5,000
Total non-current liabilities		64,126	64,217

COMMITMENTS AND CONTINGENCIES	11	-	-

STOCKHOLDERS' EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	8	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized;
20,877,893 shares issued and outstanding at
each of December 31, 2017 and September 30, 2018)	8	21	21
Additional paid-in capital	8	74,766	74,766
Accumulated deficit		(26,631)	(31,405)
Total stockholders' equity		48,156	43,382
Total liabilities and stockholders' equity		$124,813	$126,412

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

F-2

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Comprehensive Loss

For the nine–month periods ended September 30, 2017 and 2018

(Expressed in thousands of U.S. Dollars, except for share and per share data)

		Nine Months Ended	Nine Months Ended
	Notes	September 30, 2017	September 30, 2018

Voyage revenues	2	$22,328	$20,982

Expenses:
Voyage related costs and commissions	3	(6,597)	(8,783)
Vessel operating expenses		(9,414)	(9,468)
General and administrative expenses	3	(2,276)	(1,793)
Management fees, related parties	3	(532)	(538)
Management fees, other		(697)	(697)
Amortization of special survey costs	6	(54)	(88)
Depreciation	5	(4,164)	(4,119)
Vessel impairment charge	5, 10	-	(1,543)
Bad debt provisions		(231)	(13)
Operating loss		(1,637)	(6,060)

Other (expenses) / income:
Gain from debt extinguishment	7	-	4,306
Gain from financial derivative instrument	10	-	12
Interest and finance costs, net	3, 12	(2,157)	(3,032)
Total other (expenses) / income, net		(2,157)	1,286

Net loss		$(3,794)	$(4,774)

Loss per common share, basic and diluted	9	$(0.21)	$(0.23)

Weighted average number of common shares, basic and diluted	9	18,277,893	20,877,893

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

F-3

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Stockholders’ Equity

For the nine–month periods ended September 30, 2017 and 2018

(Expressed in thousands of U.S. Dollars, except for share and per share data)

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	# of Shares	Par Value	Capital	Deficit	Equity
Balance January 1, 2017	18,277,893	$18	$70,123	$(21,388)	$48,753
Net loss	-	-	-	(3,794)	(3,794)
Balance September 30, 2017	18,277,893	$18	$70,123	$(25,182)	$44,959
Balance January 1, 2018	20,877,893	$21	$74,766	$(26,631)	$48,156
Net loss	-	-	-	(4,774)	(4,774)
Balance September 30, 2018	20,877,893	$21	$74,766	$(31,405)	$43,382

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

F-4

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Cash Flows

For the nine–month periods ended September 30, 2017 and 2018

(Expressed in thousands of U.S. Dollars)

	Nine Months Ended	Nine Months Ended
	September 30, 2017	September 30, 2018
Cash flows from operating activities:
Net loss	$(3,794)	$(4,774)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	4,164	4,119
Amortization of special survey costs	54	88
Amortization and write-off of financing costs	116	318
Vessel impairment charge	-	1,543
Gain from debt extinguishment	-	(4,306)
Change in fair value of financial derivative instrument	-	(59)
Bad debt provisions	231	13
Changes in assets and liabilities:
Inventories	365	(904)
Trade accounts receivable, net	367	(1,387)
Prepayments and other assets	143	(245)
Special survey costs	-	(587)
Trade accounts payable	(410)	4,037
Due to related parties	3,824	5,346
Hire collected in advance	387	-
Accrued and other liabilities	116	30
Net cash provided by operating activities	$5,563	$3,232

Cash flow from investing activities:	-	-
Net cash provided by / (used in) investing activities	$-	$-

Cash flows from financing activities:
Proceeds from long-term debt	-	44,500
Repayment of long-term debt	(5,552)	(42,590)
Common stock offering costs	-	(54)
Payment of financing costs	(190)	(908)
Net cash (used in) / provided by financing activities	$(5,742)	$948

Net (decrease) / increase in cash and cash equivalents and restricted cash	(179)	4,180

Cash and cash equivalents and restricted cash at the beginning of the period	5,783	6,693

Cash and cash equivalents and restricted cash at the end of the period	$5,604	$10,873

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

F-5

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

1.	Basis of Presentation and General Information:

PYXIS TANKERS INC. (“Pyxis”) is a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. Pyxis currently owns 100% ownership interest in the following six vessel-owning companies:

●	SECONDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Secondone”);
●	THIRDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Thirdone”);
●	FOURTHONE CORPORATION LTD, established under the laws of the Republic of Malta (“Fourthone”);
●	SIXTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Sixthone”);
●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”); and
●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone,” and collectively with Secondone, Thirdone, Fourthone, Sixthone and Seventhone, the “Vessel-owning companies”).

All of the Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels, as listed below:

Vessel-owning company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Secondone	05/23/2007	Northsea Alpha	8,615	2010	05/28/2010
Thirdone	05/23/2007	Northsea Beta	8,647	2010	05/25/2010
Fourthone	05/30/2007	Pyxis Malou	50,667	2009	02/16/2009
Sixthone	01/15/2010	Pyxis Delta	46,616	2006	03/04/2010
Seventhone	05/31/2011	Pyxis Theta	51,795	2013	09/16/2013
Eighthone	02/08/2013	Pyxis Epsilon	50,295	2015	01/14/2015

Secondone, Thirdone and Fourthone were initially established under the laws of the Republic of the Marshall Islands, under the names SECONDONE CORP., THIRDONE CORP. and FOURTHONE CORP., respectively. In March and April 2018, these vessel-owning companies completed their re-domiciliation under the jurisdiction of the Republic of Malta and were renamed as mentioned above. For further information, please refer to Note 7.

The accompanying unaudited interim consolidated financial statements include the accounts of Pyxis and its Vessel-owning companies (collectively the “Company”) as discussed above as of December 31, 2017 and September 30, 2018 and for the nine–month periods ended September 30, 2017 and 2018.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete annual financial statements. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying unaudited interim consolidated financial statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2018. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2017, included in the Company’s Annual Report on Form 20-F filed with the SEC on March 23, 2018 (the “2017 Annual Report”).

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of the Marshall Islands, which is beneficially owned by Mr. Valentios (“Eddie”) Valentis, the Company’s Chairman, Chief Executive Officer and Class I Director, provides certain ship management services to the Vessel-owning companies, as discussed in Note 3 to the Company’s consolidated financial statements for the year ended December 31, 2017, included in the 2017 Annual Report.

With effect from the delivery of each vessel, the crewing and technical management of the vessels were contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM continues by its terms until it is terminated by either party. The ship-management agreements can be cancelled by the Company for any reason at any time upon three months’ advance notice.

As of September 30, 2018, Mr. Valentis beneficially owned approximately 81.6% of the Company’s common stock.

F-6

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

2.	Significant Accounting Policies:

The same accounting policies have been followed in these unaudited interim consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2017. See Note 2 to the Company’s consolidated financial statements for the year ended December 31, 2017, included in the 2017 Annual Report. There have been no material changes to these policies in the nine-month period ended September 30, 2018, except as discussed below:

Revenue from Contracts with Customers: As discussed in Note 2(q) of the Company’s consolidated financial statements included in its 2017 Annual Report, the Company generates its revenues from charterers. The vessels are chartered using either spot charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate.

The following table presents the Company’s revenue disaggregated by revenue source for the nine-month periods ended September 30, 2017 and 2018:

	September 30, 2017	September 30, 2018
Voyage revenues derived from spot charters	$13,080	$11,678
Voyage revenues derived from time charters	9,248	9,304
Total	$22,328	$20,982

As of January 1, 2018, the Company adopted Accounting Standard Update (“ASU”) 2014-09 “Revenue from Contracts with Customers (Topic 606)”. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. The Company analyzed its contacts with charterers and has determined that its spot charters fall under the provisions of ASC 606, while its time charter agreements are lease agreements that contain certain non-lease elements.

The Company elected to adopt ASC 606 by applying the modified retrospective transition method, recognizing the cumulative effect of adopting this guidance as an adjustment to the 2018 opening balance of retained earnings. As of December 31, 2017, there were no vessels employed under spot charters and as a result, the Company has not included any adjustments to the 2018 opening balance of retained earnings and prior periods were not retrospectively adjusted. The Company also assessed whether any adjustment should be recorded with respect to the revenues for non-lease components from its time charter agreements and concluded that since the performance obligation for these services is satisfied over time, no adjustment is required.

The Company assessed its contract with charterers for spot charters during the nine-month period ended September 30, 2018 and concluded that there is one single performance obligation for each of its spot charters, which is to provide the charterer with a transportation service within a specified time period. In addition, the Company has concluded that spot charters meet the criteria to recognize revenue over time as the charterer simultaneously receives and consumes the benefits of the Company’s performance. The adoption of this standard resulted in a change whereby the Company’s method of determining proportional performance from discharge-to-discharge (assuming a new charter has been agreed before the completion of the previous spot charter) to load-to-discharge. This resulted in no revenue being recognized from discharge of the prior spot charter to loading of the current spot charter and all revenue being recognized from loading of the current spot charter to discharge of the current spot charter. This change results in revenue being recognized later in the voyage, which may cause additional volatility in revenues and earnings between periods. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the spot charter. The Company has determined that demurrage represents variable consideration and estimates demurrage at contract inception using either the expected value or most likely amount approaches. Such estimate is reviewed and updated over the term of the spot charter. As of the balance sheet date, demurrage income was not material.

F-7

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

2.	Significant Accounting Policies – Continued:

Revenue from Contracts with Customers – Continued:

Under a spot charter, the Company incurs and pays for certain voyage expenses, primarily consisting of brokerage commissions, port and canal costs and bunker consumption, during the spot charter (load-to-discharge) and during the ballast voyage (discharge-to-discharge, assuming a new charter has been agreed before the completion of the previous spot charter). Before the adoption of ASC 606, all voyage expenses are expensed as incurred, except for brokerage commissions. Brokerage commissions are deferred and amortized over the related voyage period in a charter to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned. Under ASC 606 and after implementation of ASC 340-40 “Other assets and deferred costs” for contract costs, incremental costs of obtaining a contract with a customer and contract fulfillment costs, should be capitalized and amortized as the performance obligation is satisfied, if certain criteria are met. The Company assessed the new guidance and concluded that voyage costs during the ballast voyage should be capitalized and amortized over the spot charter, consistent with the recognition of voyage revenues from spot charter from load-to-discharge, while voyage costs incurred during the spot charter should be expensed as incurred. As of September 30, 2018, deferred contract fulfillment costs were not material. With respect to incremental costs, the Company has selected to adopt the practical expedient discussed above and any incremental costs will be expensed as incurred, for the Company’s spot charters that do not exceed one year.

In addition, pursuant to this standard, as of January 1, 2018, the Company elected to present Voyage revenues net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue in the accompanying unaudited interim consolidated statements of comprehensive loss. In this respect, for the nine-month period ended September 30, 2017, Voyage revenues and Voyage related costs and commissions each decreased by $181. This reclassification has no impact on the Company’s consolidated financial position and results of operations for any of the periods presented.

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less, in accordance with the optional exception in ASC 606.

Leases: In February 2016, Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, “Leases (Topic 842)”, which was amended and supplemented by ASU 2017-13, ASU 2018-01 and ASU 2018-11. The new lease standard does not substantially change lessor accounting. ASC 842 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. Entities are also provided with practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases. In addition, the new standard (i) provides entities with an additional (and optional) transition method to adopt the new leases standard, under which an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests and (ii) provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if both of the following are met: (a) The timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (b) The lease component, if accounted for separately, would be classified as an operating lease. If the non-lease component or components associated with the lease component are the predominant component of the combined component, an entity is required to account for the combined component in accordance with ASC 606. Otherwise, the entity should account for the combined component as an operating lease in accordance with ASC 842.

The Company elected to early adopt ASC 842 as of September 30, 2018. The Company selected the optional transition method and adopted the standard by using the modified retrospective method. The Company also selected to apply all the practical expedients discussed above. In this respect no cumulative-effect adjustment recognized to the 2018 opening balance of retained earnings. The Company assessed its new time charter contracts within the period under the new guidance and concluded that these contracts contain a lease with the related executory costs (insurance), as well as non-lease elements to provide other services related to the operation of the vessel, with the most substantial service being the crew cost to operate the vessel. The Company concluded that the criteria for not separating lease and non-lease components of its time charter contracts are met, since (i) the time pattern of recognizing revenues for crew and other services for the operation of the vessels, is similar to the time pattern of recognizing rental income, (ii) the lease component of the time charter contracts, if accounted for separately, would be classified as an operating lease, and (iii) the predominant component in its time charter agreements is the lease component. In this respect, the Company accounts for the combined component as an operating lease in accordance with ASC 842. The early adoption of ASC 842 had no effect on the Company’s consolidated financial position and results of operations for the nine-month period ended September 30, 2018.

F-8

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

2.	Significant Accounting Policies – Continued:

Trade Accounts Receivable, Net: Under spot charters, the Company normally issues its invoices to charterers at the completion of the voyage. Invoices are due upon issuance of the invoice. Since the Company satisfies its performance obligation over the time of the spot charter, the Company recognizes its unconditional right to consideration in trade accounts receivable, net of a provision for doubtful accounts, if any. Trade receivables from spot charters as of September 30, 2017 and 2018 amounted to $1,080 and $1,727, respectively. No contract assets or contract liabilities are recognized as of September 30, 2017 and 2018. Under time charter contracts, the Company normally issues invoices on a monthly basis 30 days in advance of providing its services. Trade receivables from time charters as of September 30, 2017 and 2018 amounted to $3 and $350, respectively. Hire collected in advance includes cash received prior to the balance sheet date and is related to revenue earned after such date.

Restricted Cash: As of January 1, 2018, the Company adopted the ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires that the statement of cash flows explain the change in the total of cash and cash equivalents and restricted cash. ASU 2016-18 was adopted retrospectively for the nine-month periods ended September 30, 2017 and 2018, and restricted cash of $5,000 and $3,490, respectively, has been aggregated with cash and cash equivalents in both the beginning-of-period and end-of-period line items of the consolidated statements of cash flows for each of the periods presented. The implementation of this update has no impact on the Company’s consolidated balance sheet and consolidated statement of comprehensive loss.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the accompanying consolidated balance sheets that are presented in the accompanying unaudited interim consolidated statement of cash flows for the nine-month period ended September 30, 2018.

	December 31, 2017	September 30, 2018
Cash and cash equivalents	$1,693	$7,383
Restricted cash, current portion	141	-
Restricted cash, net of current portion	4,859	3,490
Total cash and cash equivalents and restricted cash	$6,693	$10,873

Financial Derivative Instruments: The Company enters into interest rate derivatives to manage its exposure to fluctuations of interest rate risk associated with its borrowings. All derivatives are recognized in the consolidated financial statements at their fair value. The fair value of the interest rate derivatives is based on a discounted cash flow analysis. When such derivatives do not qualify for hedge accounting, the Company recognizes their fair value changes in current period earnings. When the derivatives qualify for hedge accounting, the Company recognizes the effective portion of the gain or loss on the hedging instrument directly in other comprehensive income / (loss), while the ineffective portion, if any, is recognized immediately in current period earnings. The Company, at the inception of the transaction, documents the relationship between the hedged item and the hedging instrument, as well as its risk management objective and the strategy of undertaking various hedging transactions. The Company also assesses at hedge inception whether the hedging instruments are highly effective in offsetting changes in the cash flows of the hedged items.

The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in current period earnings. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to current period earnings as financial income or expense.

Recent Accounting Pronouncements: There are no recent accounting pronouncements the adoption of which would have a material effect on the Company’s unaudited interim consolidated financial statements in the current period or expected to have an impact on future periods, other than the ones discussed in Note 2 to the Company’s consolidated financial statements for the year ended December 31, 2017, included in the 2017 Annual Report.

The Company had no transactions which affect comprehensive loss during the nine months ended September 30, 2017 and 2018 and accordingly, comprehensive loss was equal to net loss.

F-9

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

3.	Transactions with Related Parties:

The following transactions with related parties occurred during the nine–month periods ended September 30, 2017 and 2018.

(a)	Maritime:

The following amounts were charged by Maritime pursuant to the head management and ship-management agreements with the Company, and are included in the accompanying unaudited interim consolidated statements of comprehensive loss:

	Nine Months Ended September 30,
	2017	2018
Included in Voyage related costs and commissions
Charter hire commissions	$279	$262

Included in Management fees, related parties
Ship-management fees	532	538

Included in General and administrative expenses
Administration fees	1,197	1,210

Total	$2,008	$2,010

As of December 31, 2017 and September 30, 2018, the balances due to Maritime were $2,125 and $7,471, respectively, and are included in Due to related parties in the accompanying consolidated balance sheets. The balances with Maritime are interest free and with no specific repayment terms.

The ship-management fees and the administration fees are adjusted annually according to the official inflation rate in Greece or such other country where Maritime was headquartered during the preceding year. On August 9, 2016, the Company amended the head management agreement with Maritime to provide that in the event that the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the ship-management fees and the administration fees, which both will remain, for the particular calendar year, as per the previous calendar year. Effective January 1, 2018, the ship-management fees and the administration fees were increased by 1.12% in line with the average inflation rate in Greece in 2017.

(b)	Maritime Investors Corp. (“Maritime Investors”):

The promissory note dated October 28, 2015, bore interest at a rate of 2.75% per annum payable quarterly in arrears in cash or additional shares of the Company, at a price per share based on a five day volume weighted average price, at the Company’s discretion. On March 7, 2017, the Company agreed with Maritime Investors to extend the maturity of the promissory note, at the same terms and at no additional cost to the Company. The maturity of the promissory note, as amended, was January 2019. On December 29, 2017, the promissory note was amended and restated, pursuant to which (i) the outstanding principal balance increased from $2,500 to $5,000, (ii) the maturity date was extended to June 15, 2019 and, (iii) the fixed interest rate was increased to 4.00% per annum, payable only in cash. In exchange for entering into the third amendment, the Company reduced the outstanding balance due to Maritime by $2,500. In addition, on June 29, 2018, the Company entered into an amendment to the promissory note, pursuant to which (i) the maturity date was extended to March 31, 2020, and (ii) the fixed interest rate was increased to 4.5% per annum, effective from July 1, 2018 until maturity. The amount of $5,000 is separately reflected in the accompanying consolidated balance sheets under non-current liabilities.

Interest charged on the promissory note for the nine months ended September 30, 2017 and 2018, amounted to $51 and $156, respectively, and is included in Interest and finance costs, net in the accompanying unaudited interim consolidated statement of comprehensive loss.

F-10

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

4.	Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2017	September 30, 2018
Lubricants	$404	$481
Bunkers	612	1,439
Total	$1,016	$1,920

5.	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2018	$138,060	$(22,286)	$115,774
Depreciation	—	(4,119)	(4,119)
Vessel impairment charge	(2,500)	957	(1,543)
Balance September 30, 2018	$135,560	$(25,448)	$110,112

As of March 31, 2018, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. This review indicated that such carrying amount was not fully recoverable for the Company’s vessels Northsea Alpha and Northsea Beta. Consequently, the carrying value of these vessels was written down to its fair value resulting in a total impairment charge of $1,543 that was charged against Vessels, net, based on level 2 inputs of the fair value hierarchy, as discussed in Note 10.

All of the Company’s vessels have been pledged as collateral to secure the loans discussed in Note 7.

6.	Deferred Charges, net:

The movement in Deferred charges, net, in the accompanying consolidated balance sheets are as follows:

Special Survey Costs
Balance, January 1, 2018	$285
Additions	587
Amortization of special survey costs	(88)
Balance, September 30, 2018	$784

Additions of $587 for the nine-month period ended September 30, 2018, relate to certain works for Pyxis Malou performed during the first quarter of 2018 that resulted in $268 incurred costs and to the first special survey of the Pyxis Theta performed during the third quarter of 2018 that resulted in $319 dry-docking costs. Although the Pyxis Malou is scheduled to undertake its next special survey in the first quarter of 2019, the Company elected to perform certain works one year earlier to improve the vessel’s operating performance.

The amortization of the special survey costs is separately reflected in the accompanying unaudited interim consolidated statements of comprehensive loss.

F-11

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

7.	Long-term Debt:

The amounts shown in the accompanying consolidated balance sheets at December 31, 2017 and September 30, 2018, are analyzed as follows:

Vessel (Borrower)	December 31, 2017	September 30, 2018
Northsea Alpha (Secondone)	$4,348	$4,120
Northsea Beta (Thirdone)	4,348	4,120
Pyxis Malou (Fourthone)	18,210	11,460
Pyxis Delta (Sixthone)	7,087	5,738
Pyxis Theta (Seventhone)	15,975	15,035
Pyxis Epsilon (Eighthone)	16,900	24,000
Total	$66,868	$64,473

Current portion	$7,440	$4,403
Less: Current portion of deferred financing costs	(136)	(176)
Current portion of long-term debt, net of deferred financing costs, current	$7,304	$4,227

Long-term portion	$59,428	$60,070
Less: Non-current portion of deferred financing costs	(302)	(853)
Long-term debt, net of current portion and deferred financing costs, non-current	$59,126	$59,217

Each loan is secured by a first priority mortgage over the respective vessel and a first priority assignment of the vessel’s insurances and earnings. Each loan agreement contains customary ship finance covenants including restrictions as to changes in management and ownership of the vessel, in dividends distribution when certain financial ratios are not met, as well as requirements regarding minimum security cover ratios. For more information, please refer to Note 7 to the Company’s consolidated financial statements for the year ended December 31, 2017, included in the 2017 Annual Report.

On June 6, 2017, the lender of Sixthone and Seventhone agreed to extend the maturity of its respective loans from September 2018 to September 2022 under the same applicable margin, but with an extended amortization schedule. The aggregate outstanding balance of these loans as of September 30, 2018, of $20,773 is scheduled to be repaid in 16 quarterly installments of $651 each and a balloon payment of $10,357.

On February 28, 2018, the Company refinanced existing indebtedness of $26,906 under the Secondone, Thirdone and Fourthone loan agreements with a new 5-year secured loan of $20,500 and cash of $2,100. The remaining balance of approximately $4,306 was written-off by the previous lender at closing, which was recorded as Gain from debt extinguishment in the first quarter of 2018, and is separately reflected in the accompanying unaudited interim consolidated statement of comprehensive loss. The new loan bears interest at LIBOR plus a margin of 4.65% per annum. The loan is repayable in 20 quarterly installments amounting to $10,320 in the aggregate, the first falling due in May 2018, and the last installment accompanied by a balloon payment of $10,180 falling due in February 2023. The first four quarterly installments, amounting to $400 each, are followed by four amounting to $500 each, four amounting to $530 each, four amounting to $560 each and four amounting to $590 each. Standard loan covenants include, among others, a minimum loan to value ratio and liquidity. As a condition subsequent to the execution of this loan agreement, the borrowers, Secondone, Thirdone and Fourthone, were required to complete all required procedures for their re-domiciliation to the jurisdiction of the Republic of Malta by May 1, 2018. The relevant re-domiciliation was completed in March and April 2018, as discussed in Note 1.

F-12

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

7.	Long-term Debt – Continued:

On September 27, 2018, Eighthone, the Company’s vessel owning subsidiary that owns the Pyxis Epsilon, entered into a new $24,000 loan agreement, for the purpose of refinancing the outstanding indebtedness under the previous loan facility. The new facility matures in September 2023 and is secured by a first priority mortgage over the vessel, general assignment covering earnings, insurances and requisition compensation, an account pledge agreement and a share pledge agreement concerning the respective vessel-owning subsidiary and technical and commercial managers’ undertakings. The new loan facility bears an interest rate of 11.0% per annum and incurs fees due upfront and upon early prepayment or final repayment of outstanding principal. The principal obligation amortizes in 18 quarterly installments starting in March 29, 2019, equal to the lower of $400 and excess cash computed through a cash sweep mechanism, plus a balloon payment due at maturity. The facility also imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal.

Assuming no principal repayments under the new loan of Eighthone discussed above, the annual principal payments required to be made after September 30, 2018, are as follows:

To September 30,	Amount
2019	$4,403
2020	4,663
2021	4,783
2022	15,264
2023	35,360
2024 and thereafter	-
Total	$64,473

The Company’s weighted average interest rate (including the margin) for the nine months ended September 30, 2017 and 2018, was 3.68% and 5.34%, including the promissory note discussed in Note 3, respectively.

As of September 30, 2018, the ratio of the Company’s total liabilities to market value adjusted total assets was 70%, or 5% higher than the required threshold under the loan agreement with one of its lenders. This requirement is only applicable in order to assess whether the relevant two Vessel-owning companies are entitled to distribute dividends to Pyxis. Other than the above, the Company was in compliance with all of its financial and security collateral cover ratio covenants with respect to its loan agreements. In addition, as of September 30, 2018, there was no amount available to be drawn down by the Company under its existing loan agreements.

As of September 30, 2018, the Company had a working capital deficit of $6,846, defined as current assets minus current liabilities. As of the filing date of the unaudited interim consolidated financial statements, the Company believes that it will be in a position to cover its liquidity needs for the next 12-month period through cash generated from operations and will be in compliance with the financial and security collateral cover ratio covenants under its existing debt agreements as discussed in Note 7 to the Company’s consolidated financial statements for the year ended December 31, 2017, included in the 2017 Annual Report.

F-13

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

8.	Capital Structure and Equity Incentive Plan:

The Company’s authorized common and preferred stock consists of 450,000,000 common shares and 50,000,000 preferred shares with a par value of USD 0.001 per share.

As of December 31, 2017 and September 30, 2018, the Company had a total of 20,877,893 common shares and no preferred shares outstanding.

On October 28, 2015, the Company’s board of directors approved an equity incentive plan (the “EIP”), providing for the granting of share-based awards to directors, officers and employees of the Company and its affiliates and to its consultants and service providers. The maximum aggregate number of shares of common stock of the Company that may be delivered pursuant to awards granted under the EIP, shall be equal to 15% of the then issued and outstanding number of shares of common stock. On November 15, 2017, 200,000 restricted shares of the Company’s common stock were granted and issued to a senior officer of the Company, which were vested immediately upon issuance. The fair value of such restricted shares based on the average of the high-low trading price of the shares on November 15, 2017, was $355, which was recorded as a non-cash share based compensation in the fourth quarter of 2017. During the nine months ended September 30, 2018, no additional shares were granted under the EIP, and as of September 30, 2018, there was no unrecognized compensation cost.

On December 6, 2017, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which the Company, in a private placement, agreed to issue and sell to the Investors an aggregate of 2,400,000 shares of its common stock at a price per share of $2.00 (the “Private Placement”). In connection with the Private Placement, the Company also entered into a registration rights agreement with the Investors, pursuant to which the Company was obligated to prepare and file with the SEC a registration statement to register for resale the registrable securities (as defined therein) on or prior to December 21, 2017. The Private Placement closed on December 8, 2017, resulting in gross proceeds of $4,800, before deducting placement offering expenses of approximately $509, which were used for general corporate purposes, including the repayment of outstanding indebtedness. On December 19, 2017, the Company filed with the SEC a registration statement on Form F-3 to register for resale the shares of common stock issued under the Purchase Agreement, which was declared effective on January 3, 2018.

On February 2, 2018, the Company filed with the SEC a registration statement on Form F-3 (the “Shelf Registration Statement”), under which it may sell from time to time common stock, preferred stock, debt securities, warrants, purchase contracts and units, each as described therein, in any combination, in one or more offerings up to an aggregate dollar amount of $100,000. In addition, the selling stockholders referred to in the registration statement may sell in one of more offerings up to 5,233,222 shares of the Company’s common stock from time to time as described therein. The registration statement was declared effective by the SEC on February 12, 2018. On March 30, 2018, the Company filed a prospectus supplement to the Shelf Registration Statement related to an at-the-market program (“ATM Program”) under which it may, from time to time, issue and sell shares of its common stock up to an aggregate offering of $2,300 through a sales agent as either agent or principal. Through September 30, 2018, the Company has not sold any shares under the ATM Program.

F-14

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

9.	Loss per Common Share:

	Nine Months Ended September 30,
	2017	2018
Net loss	$(3,794)	$(4,774)

Weighted average number of common shares, basic and diluted	18,277,893	20,877,893

Loss per common share, basic and diluted	$(0.21)	$(0.23)

10.	Risk Management and Fair Value Measurements:

The principal financial assets of the Company consist of cash and cash equivalents and trade accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans, trade accounts payable, amounts due to related parties and a promissory note.

Interest rate risk: The Company’s interest rates are calculated at LIBOR plus a margin, as described in Note 7 above, as well as in Note 7 to the Company’s consolidated financial statements for the year ended December 31, 2017, included in the 2017 Annual Report, and hence the Company is exposed to movements in LIBOR. In order to hedge its variable interest rate exposure, on January 19, 2018, the Company, via one of its vessel-owning subsidiaries, purchased an interest rate cap with one of its lenders for a notional amount of $10,000 and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022.

Credit risk: Credit risk is minimized since trade accounts receivable from charterers are presented net of the relevant provision for uncollectible amounts, whenever required. On the balance sheet dates there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset on the balance sheet.

Currency risk: The Company’s transactions are denominated primarily in U.S. Dollars; therefore overall currency exchange risk is limited. Balances in foreign currency other than U.S. Dollars are not considered significant.

Fair value: The fair values of cash and cash equivalents, trade accounts receivable, trade accounts payable and amounts due to related parties approximate their respective carrying amounts due to their short-term nature. The fair value of long-term loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the new loan agreement of Eighthone discussed in Note 7, is considered to approximate the recorded value as of September 30, 2018, as the drawdown date occurred close to the balance sheet date (i.e., September 28, 2018). The fair value of the promissory note approximates its carrying amount as its fixed interest rate of 4.00%, or 4.50% effective July 1, 2018, until maturity, approximates recent variable interest rates.

Assets measured at fair value on a recurring basis: Interest rate cap

The Company’s interest rate cap does not qualify for hedge accounting. The Company adjusts its interest rate cap contract to fair market value at the end of every period and records the resulting gain / (loss) during the period in the consolidated statements of comprehensive income / (loss). Information on the location and amount of derivative fair value in the consolidated balance sheets and gain from financial derivative instrument in the unaudited interim consolidated statements of comprehensive loss is shown below:

Consolidated Balance Sheets – Location	December 31, 2017	September 30, 2018
Financial derivative instrument – Other non-current assets	$-	$59

Consolidated Statements of Comprehensive Income / (Loss) - Location	September 30, 2017	September 30, 2018
Financial derivative instrument – Initial cost	$-	$(47)
Financial derivative instrument – Fair value as at period end	-	59
Gain from financial derivative instrument	$-	$12

The fair value of the Company’s interest rate cap agreement is determined based on market-based LIBOR rates. LIBOR rates are observable at commonly quoted intervals for the full term of the cap and therefore, are considered Level 2 items in accordance with the fair value hierarchy.

F-15

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

10.	Risk Management and Fair Value Measurements – Continued:

Assets measured at fair value on a non-recurring basis: Long lived assets held and used

As of March 31, 2018, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. This review indicated that such carrying amount was not fully recoverable for the Company’s vessels Northsea Alpha and Northsea Beta. Consequently the carrying value of these vessels was written down to their respective fair values as presented in the table below.

Vessel	Significant Other Observable Inputs (Level 2)	Vessel Impairment Charge (charged against Vessels, net)
Northsea Alpha	$6,750	$772
Northsea Beta	6,750	771
TOTAL	$13,500	$1,543

The fair value is based on level 2 inputs of the fair value hierarchy and reflects the Company’s best estimate of the value of each vessel on a time charter free basis, and is supported by a vessel valuation of an independent shipbroker as of March 31, 2018, which is mainly based on recent sales and purchase transactions of similar vessels.

The Company recognized the total Vessel impairment charge of $1,543 which is included in the accompanying unaudited interim consolidated statements of comprehensive loss for the nine-month period ended September 30, 2018. No such loss was recognized for the nine-month period ended September 30, 2017.

As of December 31, 2017 and September 30, 2018, the Company did not have any other assets or liabilities measured at fair value on a non- recurring basis.

F-16

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

11.	Commitments and Contingencies:

Minimum contractual charter revenues: As of September 30, 2018, all of the vessels in the Company’s fleet were employed on the spot market and therefore, the Company has no future minimum contractual charter revenues based on vessels committed, non-cancelable, long-term time charter contracts to report.

Make-Whole and Put Right: The Make-Whole Right is defined in Section 4.12(a) of the Agreement and Plan of Merger, dated as of April 23, 2015 and as thereafter amended between the Company, Maritime Technologies Corp., LookSmart, Ltd. (“LS”) and LookSmart Group, Inc. (the “Merger Agreement” and the transactions contemplated therein, the “Merger”). Pursuant to the Make-Whole Right, if Pyxis conducts an offering of its common stock or a sale of Pyxis and/or substantially all of its assets (either, a “Future Pyxis Offering”) at a price per share (the “New Offering Price”) that is less than $4.30 following the Merger, then a LS stockholder of record on April 29, 2015, who on the date of the consummation of a Future Pyxis Offering continues to hold Pyxis common shares that the LS stockholder received in connection with the Merger (the “MWR Holder”), is entitled to receive in Pyxis common shares the difference between the New Offering Price and $4.30 (i.e., the Make-Whole Right) per Pyxis common share still held by such MWR Holder. Under Section 4.12(d) of the Merger Agreement, the Make-Whole Right applies only to the first Future Pyxis Offering following the closing of the Merger, provided that such Future Pyxis Offering results in gross proceeds to Pyxis of at least $5 million (excluding the proceeds from any shares purchased by certain affiliates). In December 2017, Pyxis completed a common stock offering (the “Offering”), which resulted in gross proceeds of $4.8 million. The Offering qualified as Future Pyxis Offering and thus, the Make-Whole Right is no longer available.

The Put Right is defined in Section 4.12(c) of the Merger Agreement. Pursuant to the Put Right, if a Future Pyxis Offering has not occurred within three (3) years of the closing date of the Merger (i.e., by October 28, 2018), each MWR Holder may, at its option following written notice to Pyxis, require that Pyxis purchase a pro rata amount of Pyxis common stock from such MWR Holder (based on the total amount of shares of Pyxis common stock held by all MWR Holders) that will result in, among other things, an amount of gross proceeds not to exceed an aggregate of $2 million (i.e., the Put Right). As discussed above, in December 2017 Pyxis completed the Offering, which qualified as a Future Pyxis Offering and accordingly, the Put Right is no longer available to MWR Holders.

Other: Various claims, suits and complaints, including those involving government regulations and environmental liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying unaudited interim consolidated financial statements.

The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying unaudited interim consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

F-17

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

12.	Interest and Finance Costs, net:

The amounts in the accompanying unaudited interim consolidated statements of comprehensive loss are analyzed as follows:

	Nine Months Ended September 30,
	2017	2018
Interest on long-term debt	$1,990	$2,502
Interest on promissory note (Note 3)	51	156
Long-term debt prepayment fees	-	56
Amortization and write-off of financing costs	116	318
Total	$2,157	$3,032

13.	Subsequent Events:

The Company evaluated subsequent events up to November 16, 2018 and assessed that there are no subsequent events that should be disclosed.

F-18